Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4/A of TECO Energy, Inc. of our report dated March 1, 2005, except as to the effects of reclassifications of 2004, 2003 and 2002 amounts for reportable segments and discontinued operations as discussed in Notes 14 and 25, respectively, as to which the date is May 11, 2005, relating to the financial statements, financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the Current Report on Form 8-K dated May 23, 2005. We also consent to the reference to us as experts under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

September 8, 2005